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Exhibit 12

McCormick & Company, Inc.
Computation of Ratio of Earnings to Fixed Charges
(in millions)

		Year ended November 30th
	August 31, 2007
		2006	2005	2004	2003	2002
Net income from consolidated operations	127.8	158.3	199.0	204.8	186.6	154.5
Income tax expense	55.9	64.7	96.7	89.0	83.4	69.4

Income from consolidated operations before income taxes	183.7	223.0	295.7	293.8	270.0	223.9
Plus fixed charges:
Interest expense	44.9	53.7	48.2	41.0	38.6	39.2
Capitalized interest	—	—	2.1	2.7	2.7	3.3
Interest included in rent expense	6.2	8.5	8.2	7.8	7.7	6.0

Total fixed charges	51.1	62.2	58.5	51.5	49.0	48.5
Plus:
Amortization of capitalized interest	1.2	1.1	0.8	0.9	0.5	0.1
Dividends from unconsolidated subsidiaries	9.7	18.4	29.2	9.6	20.6	19.1

	10.9	19.5	30.0	10.5	21.1	19.2
Less:
Capitalized interest	—	—	(2.1)	(2.7)	(2.7)	(3.3)

Adjusted earnings	245.7	304.7	382.1	353.1	337.4	288.3

Ratio of earnings to fixed charges	4.81	4.90	6.53	6.86	6.89	5.94

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  Exhibit 12
McCormick & Company, Inc. Computation of Ratio of Earnings to Fixed Charges (in millions)